SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January 2021

Commission File Number: 001-38397

Farmmi, Inc.

(Registrant’s name)

No. 307, Tianning Industrial Area
Lishui, Zhejiang Province
People’s Republic of China 323000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note:

As previously disclosed, on February 3, 2020, the Registrant received a letter from the Listings Qualifications Department of The Nasdaq Capital Market (“Nasdaq”) notifying the Registrant that the minimum closing bid price per share for its ordinary shares was below $1.00 for a period of 30 consecutive business days and that the Registrant did not meet the minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Price Rule”).

The Registrant was provided 180 calendar days, or until August 3, 2020 to regain compliance with the Minimum Bid Price Rule. On April 17, 2020, the Registrant was informed by Nasdaq that it has until October 15, 2020 to regain compliance based on the compliance periods for bid price and market value of publicly held shares requirements given the extraordinary market conditions. The Registrant was unable to regain compliance with the Minimum Bid Price Rule by October 15, 2020. On October 19, 2020, Nasdaq granted the Registrant an additional 180 calendar days, or until April 13, 2021 to comply with the Minimum Bid Price Rule.

On January 11, 2021, Nasdaq notified the Registrant that it has regained compliance with Listing Rule 5550(a)(2) and the matter is now closed.

A copy of the please release is filed as Exhibit 99.1 to this Current Report on Form 6-K and is incorporated herein by reference.

Exhibits

Exhibit 99.1	Press release dated January 12, 2021, entitled “Farmmi Regains Compliance with NASDAQ Minimum Bid Price Requirement”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FARMMI, INC.

Date: January 12, 2021	By:	/s/ Yefang Zhang
	Name:	Yefang Zhang
	Title:	Chief Executive Officer